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                   UNITED STATES                           OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION          OMB NUMBER:      3235-0058
               WASHINGTON, D.C. 20549                ESTIMATED AVERAGE BURDEN
                    FORM 12b-25                      HOURS PER RESPONSE....2.50

            NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                              1-11600

                                                           CUSIP NUMBER

(Check One):  / /Form 10-K / /Form 20-F / /Form 11-K /x/Form 10-Q / /Form N-SAR

          For Period Ended: September 30, 1996
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended: ____________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
_______________________________________________________________________________
Full Name of Registrant

           URETHANE TECHNOLOGIES, INC.
_______________________________________________________________________________
FORMER Name if Applicable

_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

           212 West Taft Avenue
_______________________________________________________________________________
City, State and Zip Code

           Orange, California 92866-4220

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III on this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
/X/ be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

See Attached Sheet

                                                (Attach Extra Sheets if Needed)
                                                               SEC 1344 (11/91)
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PART III - NARRATIVE

The Form 10-Q could not be filed within the prescribed time period because the senior management of the Company was heavily involved in obtaining financing and because of turnover within the financial department of the Company.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           James B. Frakes                714             921-2300
     -----------------------------    -----------    ------------------
                (Name)                (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                    /X/ Yes   / / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   /X/ Yes   / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        URETHANE TECHNOLOGIES, INC.
            -----------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 1996                    By /s/ James B. Frakes
     -------------------------               ----------------------------------
                                               James B. Frakes, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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PART IV - OTHER INFORMATION

The Company anticipates a significant change in results of operations from the corresponding period for the last fiscal year. The primary change is that the Company generated losses form continuing operations in the quarter and nine month period ended September 30, 1996 and generated income from continuing operations in the corresponding periods in the prior fiscal year. The losses from continuing operations were due primarily to a reduction in gross margin in the current year.

Estimates of sales, gross profit, losses from continuing operations and losses from discontinued operations for the quarter and nine month periods ended September 30, 1996 compared to actual September 30, 1995 are shown below:

                                   Three Months Ended               Nine Months Ended
                               ---------------------------      ---------------------------
                                Estimate          Actual          Estimate        Actual
                                 9-30-96         9-30-95          9-30-96         9-30-95
                               -----------      ----------      -----------     -----------
Net Sales                      $ 8,837,446      $7,727,090      $23,615,559     $20,529,814

Gross Profit                       204,681       1,621,894        2,802,963       4,298,366

Income (Loss) from
  Continuing Operations         (1,768,002)        198,726       (2,952,844)        456,461

Loss from Discontinued
  Operations                      (850,324)       (553,594)        (392,150)       (738,145)
                               -----------      ----------      -----------     -----------

Net Loss                       $(2,618,326)     $ (354,868)     $(3,344,994)    $  (281,684)
                               ===========      ==========      ===========     ===========